SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X| Preliminary Proxy Statement
|_| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                 Cortech, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      Asset Value Fund Limited Partnership
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

|_| $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-6(j)(2).
|_| $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11. |X| No fee required

1) Title of each class of securities to which transaction applies:

   Common Stock
   -----------------------------------------------------------------------------

2) Aggregate number of securities to which transaction applies:

   -----------------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:*

   -----------------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

   -----------------------------------------------------------------------------

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1) Amount previously paid:
                               -------------------------------------------------
    2) Form, Schedule or Registration No.
                                         ---------------------------------------

    3) Filing party:
                    ------------------------------------------------------------

    4) Date filed:
                    ------------------------------------------------------------

___________
*Set forth the amount on which the filing fee is calculated and state how it was determined.

(032796DTI)

REVISED PRELIMINARY OPPOSITION PROXY STATEMENT
                                                                  April __, 1998


                         SPECIAL MEETING OF STOCKHOLDERS
                  OF CORTECH, INC. ("Cortech" or "the Company")

              ASSET VALUE FUND LIMITED PARTNERSHIP ("Asset Value1")
                        (a Delaware limited partnership)

     This Proxy Statement and the enclosed white proxy card are being sent by Asset Value on or about April *, 1998 in connection with its solicitation of proxies at the Special Meeting being held by Cortech at ****Denver time, May __, 1998 at ***************** (the "Meeting"). At the Meeting, Cortech proposes (1) to merge with BioStar, Inc. ("BioStar"), a company located in Boulder, Colorado, which is losing money and has an accumulated deficit of more than ($25,000,000) (the "Merger") and (2) to amend the Certificate of Incorporation to reverse split the stock (the "Reverse Stock Split") and to change the name of Cortech to BioStar Holdings, Inc. (the "Certificate Amendment"). Under management's proposals, if the Merger is not approved, the Reverse Stock Split will not proceed, even if the Certificate Amendment is approved by stockholders.

     Management has stated that without the Reverse Stock Split, Cortech common stock will probably be delisted from NASDAQ. Asset Value, Cortech's largest stockholder, opposes the Merger but is in favor of the Reverse Stock Split if it will retain the NASDAQ listing. But under management's proposals, the Reverse Stock Split is dependent upon approval of the Merger. Stockholders, like Asset Value, who wish to vote against the Merger but who favor the NASDAQ listing are denied an opportunity to support the Reverse Stock Split. Under the law, only the Board of Directors can propose an amendment to the Certificate of Incorporation. Therefore Asset Value is precluded by law from offering a proposal that would bind management to effect a Reverse Stock Split. To provide stockholders who oppose the Merger with an opportunity to show management their support of a Reverse Stock Split, Asset Value is submitting its proposal to stockholders to vote in favor of the Reverse Stock Split, even though its approval is precatory, which means it is not binding on the Cortech Board. Asset Value believes, although it cannot assure, that if the Reverse Stock Split is approved by the requisite vote, the Board will implement the proposal. (See Required Vote).

     In reliance upon Rule 14a-5(c) of the Securities and Exchange Act of 1934 2, reference is made to the proxy statement dated April *, 1998 which is being sent to you by the Company for a full description of management's proposals, as well as information with respect to the number of shares eligible to vote at the Meeting, the quorum, the record date, the securities ownership of the Company,
--------
     1 Asset Value is a Delaware limited partnership which is wholly-owned by Kent Financial Services, Inc., a Delaware corporation ("Kent") the shares of which are publicly traded on NASDAQ under the symbol KENT. Asset Value was organized in September, 1990 for the purpose of investing in securities, principally marketable securities. Additional information about Asset Value and its management and about Kent and the names of its officers, directors and controlling stockholders and their ownership interests is presented on Schedule 1 of this Proxy Statement.

     2 Rule 14a-5(c) provides that "any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information."

information about the Company's officers and directors, including compensation and the same information about BioStar and its officers and directors.


                  PLEASE READ THE FOLLOWING MATERIAL AS WELL AS
                     MANAGEMENT'S PROXY STATEMENT WITH CARE.

                                   PROPOSAL 1

                            OPPOSITION TO THE MERGER

     In this Proxy Statement we propose that Cortech's Merger with BioStar be rejected because we believe that the terms of the Merger do not maximize Cortech's value and in fact the terms are unfair to Cortech's public stockholders.3

     A majority of Cortech Shares voting at the Meeting is required to reject the Merger (See Required Vote and Manner of Voting). In the event the merger is defeated, BioStar would not be obligated to consummate its offer and all of the conditions thereto would not have been fulfilled. Asset Value is also submitting a proposal to amend the Certificate of Incorporation to effect the Reverse Stock Split. Under the law, only management can make a binding proposal to amend the Certificate of Incorporation. Even if Asset Value's proposal is approved by a majority of outstanding Cortech Shares it will not be binding on the Board. Nonetheless, the Board has already stated that the Reverse Stock Split is necessary to retain the NASDAQ listing and itself will propose the Reverse Stock Split at the Annual Meeting if the Merger is not approved. Asset Value believes that if a majority of outstanding Cortech Shares are voted for the Reverse Stock Split, management will ratify the proposal and proceed to effectuate it, although there can be no assurance of that.

           Mirror, Mirror on the Wall, Who's the Fairest of Them All?


     Kenneth Lynn, CEO of Cortech, and the Board would have us believe that once they determined in April 1997 that Cortech could not succeed as a stand-alone entity, they scoured the land for a merger partner and the only prospective suitor was BioStar, a company which lost almost ($2,000,000) in fiscal 1997 and by the end of 1997 had a negative net worth of ($5,600,000). On December 31, 1997, BioStar had cash of $1,281 and had negative working capital of ($3,100,000). After reviewing the fairness opinion of Cowen & Company ("Cowen"), Cortech's financial advisor, we concluded that BioStar's earning prospects are so scant that one of Cortech's principal assets, approximately $77.2 million in tax operating loss carry forward ("NOLs") are of little value to BioStar which has its own significant NOLs. The result, in our view, is a Merger that Asset Value believes is not in the interests of Cortech's stockholders. So what is it about BioStar that impressed Mr. Lynn sufficiently to merge it with Cortech when, in our view, the Cortech stockholders do not gain from the Merger?



--------
      3 Asset Value has not retained an independent financial adviser and its conclusions are based solely on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material including the opinion of management's financial adviser.

                                     WARNING


     In our opinion, several individuals and entities, other then Cortech stockholders reap the benefits of the merger. We believe that Mr. Lynn stands to benefit from the Merger because it triggers his golden parachute ($1,300,000 for him and others with severance agreements) and enables him (and other Board members and executive officers) to exercise 623,535 options. Cowen will benefit from its fee of $250,000 which soars to $400,000, an increase of 60%, if the Merger is consummated.4 BioStar's management receives additional compensation and options in connection with the Merger. In fact, it seems to Asset Value, that every participant will profit from the Merger except the public stockholders of Cortech, who will suffer a dilution in book value per Cortech share of 64% (from an historical $.83 to a pro forma $.30) while BioStar stockholders will enjoy an improvement in book value from an historical negative ($2.86) to a positive $.17 per share.


     We have read carefully the Joint Proxy Statement/Prospectus provided by Cortech and BioStar, including Cowen's fairness opinion. We ask the Cortech
Board:

"Please disclose what you see in the history and financial statements of BioStar that changes it from what is (in our view) an ugly duckling into a beautiful swan."

                       BIOSTAR: RISING STAR OR BLACK HOLE

     It is not that we object to the Merger because we think that Cortech has been a glittering star. Cortech has lost ($29.5) million over the last three years. But look at what we see as the dark side of BioStar (and this list does not purport by any means to be complete):

* BioStar lost almost ($2 million) in fiscal 1997, has never had earnings in any year and projects no earnings for the immediate future. It should be noted however, that revenues have increased from $1,272,000 in 1993 to $15,858,000 in 1997 and that the loss per share has improved from ($18.13) per share in 1993 to ($1.00) per share in 1997.

* BioStar has an accumulated deficit of over ($25 million) and a negative net worth of more than ($5.6 million).

* BioStar has short and long term debt totaling approximately $9.4 million.


* BioStar's cash flow has been almost totally dependent on third party funding.



     We believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners in the investment community and by publicly stating that the Board was conducting an open bidding process for control of Cortech. The Cortech Board's independent financial adviser stated that it was not asked by the Board to solicit competitive offers for Cortech. Asset Value has only considered possible alternatives to the Merger
--------
      4 It is not atypical for financial advisers, like Cowen, to be paid a set fee that increases only if a transaction is consummated.

in a preliminary way and therefore it does not know with certainty that there are alternatives or that any alternatives would be more favorable to stockholders. Asset Value certainly will not propose to merge Cortech with any affiliate of Asset Value or any corporation in which Asset Value is a stockholder. Asset Value believes that it should benefit only to the extent other stockholders benefit.


                                RUSH TO JUDGMENT

     The Cortech Board states that after spending most of 1997 evaluating the merits of potential strategic transactions, the Board concluded that BioStar is the best Cortech can do and that Cortech's only alternative to BioStar is liquidation because, in its view, Cortech was not a viable entity, had lost collaborative partner support, had sold most of its equipment and its net loss for 1997 had increased to ($6.8 million) from ($6.3 million) in 1996. In reality, we believe that the Board has no basis for its conclusion that Cortech is such a wallflower. Here are facts which, in our view, make the Board's contentions not credible:

     1. Cortech's management failed to elect Asset Value's representative to the Board so that he could participate in the process of ferreting other possible deals, even though Lynn conceded that he knew that Asset Value's representative was a "shrewd investor."

     2. The Cortech Board did not request that Cowen solicit other parties who might be interested in a deal for Cortech.

     In evaluating the truthfulness of the purported reasons for the Board's support of the Merger, we ask that you consider these facts:


     * Cortech says that it was aggressively pursuing strategic alternatives during most of 1997. BioStar says that it had been seeking a deal since February of 1997. BioStar operates within miles of Cortech and both companies are represented by the same law firm. It is not credible to us that Cortech was unaware that BioStar was seeking strategic alternatives until October of 1997. In August, 1997, Cortech retained Pillsbury Madison & Sutro ("Pillsbury") to act as legal counsel in connection with potential strategic transactions and a representative of Pillsbury reviewed with the Cortech Board the proposed reorganization in its final form.


     * What made the money losing BioStar suddenly appear attractive to Cortech, one of whose principal assets were significant NOLs? In our view the answer is simple and obvious. Paul Koether of Asset Value met with Lynn on October 22, 1997, and on October 23, 1997, Lynn was introduced to the CEO of BioStar by their mutual regular law firm, Cooley Godward LLP.

               WOULD THE GODS GIVE US THE GIFT TO SEE OURSELVES AS
                                 OTHERS SEE US 5

     Lynn has described himself in this transaction as a "fiduciary". Far from it in our view. Prior to the Merger, Lynn owned Cortech Shares worth less than $2,000 in the marketplace. As a result of the Merger, Lynn and others with severance agreements will receive: (1) payments of $1,300,000; (2) payment of premiums for health benefits for eighteen months; and (3) the immediate vesting of 623,535 options. Mr. Lynn will also continue as a director of the successor corporation after the Merger.

     We believe that Mr. Lynn has ignored the growing disparity over the past several years between his interests and the public stockholders' interests. The chart below reflects the difference between Mr. Lynn's increasing compensation between 1993 and 1997 and the concomitant decline of the market value of Cortech Shares.



                       GRAPH OF CORTECH'S HIGH STOCK PRICE AND LYNN'S
                                        COMPENSATION.

                                       1993        1994       1995       1996        1997
                                      ------      ------     ------     ------      ------
Cortech's High Stock Price            $18.25      $14.25     $3.65625    $3.8125    $2.03125
Lynn's Compensation                   $140,000    $181,744   $305,499    $330,006   $330,513


                                               NOT A PRETTY PICTURE!


     Asset Value has stated and restates here that it will not merge Cortech with an Asset Value affiliate or a company in which Asset Value is a stockholder. Asset Value believes it should gain from any future acquisition or Merger involving Cortech only to the extent all stockholders benefit. We ask you to join us and

                             VOTE NO TO THE MERGER!

      If You Have Supported Management, Now Is the Time To Change Your Mind

--------
      5   An  anglicized  version of a  quotation  from the poem "To a Louse" by
Scottish poet Robert Burns.

     Even if you have executed management's ***** proxy card, you can change your vote by signing, dating and returning the enclosed white proxy card in the postage paid envelope provided. Any proxy, including one we hold, can be revoked (see "Revocation of Proxies").

         "WHO CARES WHAT OWNERS THINK? Who owns American companies? The management, of course. Shareholders are tolerated, but managers rule.6"

     Not once has a director or officer of Cortech sought the advice or opinion of Asset Value, Cortech's largest stockholder, about the Merger. Not once did a Cortech director or officer seek the cooperation of Asset Value to avoid, what in our view, is the senseless costs of this ill-fated merger proposal even after Asset Value expressed its opposition in a letter to Mr. Lynn.


     In our view, there can be no justification for the expenditure of approximately $3,000,000 or 20% of Cortech's net worth, on what we believe is a self-serving merger, without consulting Asset Value, who, we think, represents the position of the public stockholders. The $3,000,000 consists of severance payments of $1,300,000, the financial adviser's fee of $400,000, the proxy solicitor's fee of $60,000, Cortech's costs of $500,000 and BioStar's costs of $900,000 which are being incurred by BioStar but presumably will be paid from Cortech's cash after the Merger. Unfortunately, no matter what the outcome, we the stockholders will pay the costs of what Asset Value considers the sheer arrogance of Cortech's management and directors.



              THIS BOARD ACTS LIKE THEIR VOICE IS THE ONLY CHOICE.

     But we stockholders can demonstrate that they are wrong. We urge you to join us in voting against the Merger.

                                   PROPOSAL 2

                             THE REVERSE STOCK SPLIT

     Asset Value favors the Reverse Stock Split because it may enable Cortech to retain its NASDAQ listing. In fact, Asset Value believes that Cortech's Board was negligent in not taking this step sooner. Unfortunately, even though Asset Value has stated it will support the Reverse Stock Split in order to maintain the NASDAQ listing, management bundled approval of the Reverse Stock Split with approval of the Merger. In other words, management has stated that the Reverse Stock Split 1)is an imperative to avoid the loss of the NASDAQ listing and 2) is in the interests of stockholders irrespective of the Merger. Yet, management ties the fate of the reverse stock split with the approval of the Merger. Asset Value believes that management is holding the NASDAQ listing hostage to pressure support for the Merger which, in Asset Value's view, is unpopular with
--------
     6 Market Watch, New York Times, 3/8/98, Floyd Norris. This quote has been made without the permission of the New York Times or Mr. Norris.

stockholders. Don't be fooled. Even management agrees that if the Merger fails, management will proceed with the Reverse Stock Split at the upcoming Annual Meeting. Remember the Merger is forever; whereas according to management, the NASDAQ listing can be saved even if the Reverse Stock Split is delayed.


     Under the law, only the Board can propose amendments to the Certificate of Amendment which are binding, therefore, approval of the Reverse Stock Split is precatory, that is, the Board would not be required to proceed to amend the Certificate of Amendment. Asset Value believes, however, that if a majority of shares are voted to approve the Reverse Stock Split the Board would ratify Asset Value's proposal and proceed with the Reverse Stock Split, although there can be no assurance thereof.

                              VOTE NO TO THE MERGER

                       VOTE YES TO THE REVERSE STOCK SPLIT


                       REQUIRED VOTE AND MANNER OF VOTING

     If more than a majority of Cortech Shares present by proxy or in person vote against the Merger, the Merger will be rejected. If more than a majority of outstanding Cortech Shares vote for the Reverse Stock Split, this proposal will be approved but under the law the proposal will not be binding on the Board. Valid proxies will be voted as instructed therein, but absent instructions on the white proxy card, will be voted AGAINST the Merger and FOR the Reverse Stock Split and in the discretion of the proxies on any other matter that comes before the Meeting except that proxies will not be voted on another matter which becomes known a reasonable time before the Meeting. Abstentions and broker non-votes (where a nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner on a particular matter and the nominee does not vote the shares) will be counted in the determination of a quorum but will not be counted for or against any proposal. We urge you to sign, date and return the white proxy card in the enclosed envelope. No postage is required if mailed in the United States.


                              SHARES IN STREET NAME

     If you hold your Cortech Shares in the name of a brokerage firm or bank, your broker or banker cannot vote the Shares until the broker or banker receives specific instructions from you. Please contact the party at the brokerage firm or bank responsible for your account to make sure that a proxy is executed for your Cortech Shares on the white proxy card.

                              REVOCATION OF PROXIES

     If you have executed management's **** proxy card before receiving this Proxy Statement, you have every right to change your vote by signing, dating and returning the enclosed white proxy card in the postage-paid envelope provided. Only your latest dated proxy will count at the Meeting. Any proxy, including the proxy solicited hereby, may be revoked at any time before it is voted by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company or to Asset Value, (ii) filing with the Secretary of the Company a written revocation or (iii) attending and voting at the Meeting in person.






                              SOLICITATION EXPENSE

     Asset Value, Mark W. Jaindl and Frederick J. Jaindl (see Schedule 1) will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this proxy statement and other material which may be sent to stockholders in connection with this solicitation. Officers and regular employees of Asset Value or its affiliates may solicit proxies by mail, telephone, telegraph and personal interview, for which no additional compensation will be paid. In addition, Asset Value has retained Beacon Hill Partners, Inc. ("Beacon Hill") to solicit proxies on its behalf. In connection with the solicitation in opposition to Cortech, Asset Value has agreed to pay Beacon Hill up to $15,000 plus expenses, part of which is a success fee. Asset Value advanced Beacon Hill $3,000 to cover expenses. It is anticipated that the total cost to Asset Value in connection with this solicitation will be approximately $50,000.

                                            Very truly yours,


                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership

                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814

                                                                      SCHEDULE 1



              ADDITIONAL INFORMATION ABOUT ASSET VALUE FUND LIMITED
               PARTNERSHIP, MARK W. JAINDL AND FREDERICK J. JAINDL


     Asset Value Fund Limited Partnership ("Asset Value") is engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T.R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921.

     Mark W. Jaindl ("Mark Jaindl") is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown, PA 18104 ("American Bank"). Mark Jaindl is a director of Pure World, Inc., which may be an affiliate of Asset Value by virtue of the common stock ownership of Kent and Pure World, Inc., by Paul O. Koether. Frederick J. Jaindl ("Fred Jaindl") is the sole proprietor of Jaindl Farms (turkey farming), whose principal business address is 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is Chairman of American Bank. Mark and Fred Jaindl are the principal stockholders of American Bank. Mark Jaindl is the son of Fred Jaindl.

     As of March 23, 1998, Asset Value holds 2,000,000 Cortech Shares or approximately 10.80% of the total Cortech Shares outstanding. Mark Jaindl holds 250,000 Cortech Shares, or approximately 1.35% and Fred Jaindl holds 520,000 Cortech Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's Cortech Shares. Purchases and sales of Cortech Shares by Asset Value, Mark Jaindl and Fred Jaindl are listed on Schedule 2.

     During the past ten years, none of Asset Value, Mark Jaindl, Fred Jaindl, Asset Value Management, Kent, TRW, or the Directors and Executive Officers of Kent has been convicted in a criminal proceeding.


                            DIRECTORS AND EXECUTIVE OFFICERS
                            OF KENT FINANCIAL SERVICES, INC.

                                                                 Percent of Direct or
                                                                  Indirect Ownership
 Name and Address                 Position and Office          of Voting Securities of
of Beneficial Owner               Currently Held            Kent Financial Services, Inc.
-------------------               -------------------       -----------------------------
Paul O. Koether                   Chairman, Director                 44.90%
 211 Pennbrook Road                and President
 Far Hills, NJ 07931

John W. Galuchie, Jr.             Vice President and
  376 Main Street                  Treasurer                          2.32%
 Bedminster, NJ 07921

Mark Koscinski                    Vice President                         *
  376 Main Street
  Bedminster, NJ 07921

M. Michael Witte                  Director                            1.15%
 1120 Granville Avenue
 Suite 102
 Los Angeles, CA 90049

Casey K. Tjang                    Director                               *
 56 Hall Drive
 Clark, NJ 07066

Mathew E. Hoffman                 Director                               *
 62 Rosehill Avenue
 New Rochelle, NY 10804
_________________________________________
*Less than 1 percent



                                                                      SCHEDULE 2



                      PURCHASES AND SALES OF CORTECH SHARES

ASSET VALUE<F1>

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
07/25/97                  20,000                      $.61375            $   12,275.00
07/31/97                   6,700                       .625                   4,321.50
08/06/97                   9,100                       .6875                  6,256.25
08/07/97                   2,600                       .6875                  1,787.50
08/08/97                   3,100                       .6875                  2,131.25
08/12/97                 458,500                       .6875                315,218.75
08/15/97                   5,100                       .6875                  3,506.25
08/18/97                   5,200                       .6689                  3,478.28
08/19/97                   3,200                       .65625                 2,100.00
08/20/97                   9,000                       .65625                 5,906.25
08/21/97                   8,500                       .6875                  5,843.75
08/27/97                 146,800                       .6875                103,861.00
09/08/97                  22,000                       .6875                 15,125.00
09/11/97                  20,000                       .703125               14,062.50
09/15/97                  26,000                       .703125               18,281.25
09/16/97                   7,700                       .703125                5,414.06
09/17/97                   4,000                       .703125                2,812.50
09/24/97                  31,425                       .703125               22,095.70
09/30/97                  89,600                       .703125               63,000.00
10/01/97                  56,000                       .703125               39,375.00
10/02/97                   1,475                       .703125                1,037.11
10/06/97                  25,000                       .6875                 17,187.50
10/07/97                   2,000                       .6875                  1,375.00
10/07/97                   6,500                       .71875                 4,671.88
10/07/97                 336,000                       .703125              236,250.00
10/08/97               1,556,757                       .65                1,011,892.05
10/08/97                   5,000                       .75                    3,750.00
10/08/97                  20,000                       .71875                14,375.00
10/09/97                   2,000                       .71875                 1,437.50
10/09/97                   5,000                       .765625                3,828.13
10/09/97                  18,500                       .75                   13,875.00
10/10/97                   4,500                       .78125                 3,515.63
10/14/97                   1,000                       .78125                   781.25
10/14/97                   6,000                       .8125                  4,875.00
10/28/97                  15,000                       .6875                 10,312.50
10/30/97                  13,000                       .6875                  8,937.50
10/30/97                  12,000                       .65625                 7,875.00
11/03/97                   3,700                       .6875                  2,543.75
11/04/97                   4,900                       .65625                 3,215.63
11/05/97                  12,000                       .6875                  8,250.00
11/05/97                   2,500                       .65625                 1,640.63
11/07/97                  11,300                       .65625                 7,415.63
11/10/97                  58,343                       .65625                38,287.59
11/11/97                  10,500                       .65625                 6,890.63

                                                         (table continued on next page)




(table continued from previous page)


Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
11/14/97                   4,000                       .65625                 2,625.00
11/14/97                   8,500                       .6875                  5,843.75
11/17/97                   9,700                       .65625                 6,365.63
11/18/97                  11,300                       .65625                 7,415.63
11/24/97                   5,000                       .640625                3,203.13
                       ---------                                         -------------
                       3,106,000                                         $2,086,524.84
                       ---------                                         -------------

Dates sold            Number of shares sold         Price per share<F2>    Total
----------            -------------------------     ---------------      -------------
08/13/97                   3,000                      $.6875             $    2,062.43
08/29/97                   3,000                       .71875                 2,156.17
09/17/97                   2,000                       .71875                 1,437.45
09/30/97                   3,000                       .71875                 2,156.17
10/07/97                 325,000                       .65                  211,242.95
02/10/98                 770,000                       .6705                516,285.00
                       ---------                                         -------------
                       1,106,000                                            735,340.17<F3>
                       ---------                                         -------------
                       2,000,000                                         $1,319,425.00
                       =========                                         =============


MARK W. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 250,000                       .6705             $  167,625.00
                      ==========                                         =============



FREDERICK J. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 520,000                       .6705             $  348,660.00
                      ==========                                         =============



<F1>     Excludes the purchase for an aggregate  amount of $11,251.52 on October
         8, 1997 of warrants to purchase 562,576 shares of Cortech stock, which were contributed back to the capital of Cortech on October 18, 1997.
         No shares were purchased with or are being held with borrowed funds.

<F2>     Price excludes brokerage commissions, if any.

<F3>     Reflects loss on sale of $31,759.67.

REVISED PRELIMINARY OPPOSITION PROXY CARD

                                  Cortech, Inc.
                   Special Meeting To Be Held On [date], 1998
           This Proxy Is Being Solicited On Behalf Of Asset Value Fund
                      Limited Partnership ("Asset Value")

     The undersigned hereby appoints Paul O. Koether, Mark W. Jaindl and John W. Galuchie, Jr. or any of them, the undersigned's proxies, each with full power of substitution, to vote all Shares of Common Stock of Cortech, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company to be held on [date], 1998 at **A.M. at ************************************** (the "Meeting") and at any
adjournments or postponements thereof and, without limiting the generality of the power hereby conferred, the proxy nominees named above and each of them are specifically directed to vote as indicated below.

     WHERE A CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AGAINST THE MERGER AND FOR THE PROPOSAL TO APPROVE THE REVERSE STOCK SPLIT.

     If there are amendments or variations to the matters proposed at the Meeting or at any adjournments or postponements thereof, or if any other business properly comes before the Meeting, this proxy confers discretionary authority on the proxy nominees named herein and each of them to vote on such amendments, variations or other business, except the Proxy will not be voted on any other matter which becomes know a reasonable time before the Meeting.

ASSET VALUE RECOMMENDS A VOTE AGAINST THE MERGER
1.   To approve the merger of Cortech, Inc. and BioStar, Inc.

_____FOR              _____AGAINST                        _____ABSTAIN


ASSET VALUE RECOMMENDS A VOTE FOR THE REVERSE STOCK SPLIT
2. To approve the Reverse Stock Split by amending the Certificate of Incorporation

_____FOR              _____AGAINST                        _____ABSTAIN

3. In their discretion, on such other matters as may properly come before the special meeting or any postponements or adjournments thereof, except that proxies will not be voted on another matter which becomes known a reasonable time before the special meeting.

         The undersigned acknowledges receipt of the accompanying Notice of Special Meeting of Stockholders and Proxy Statement for the _________________, 1998 meeting.

                                  Dated:___________________________________,1998


                                  ----------------------------------------------
                                  Signature of Stockholder



                                  ----------------------------------------------
                                  Signature of Stockholder if Shares held in more than one name (Please sign exactly as name or names appear hereon. Full title of one signing in representative capacity should be clearly designated after signature. If a corporation, please sign in full corporate name by President or other authorized officer(s). If a partnership, please sign in partnership name by authorized person. If stock is in the name of two or more persons, each should sign. Joint owners should each sign. Names of all joint holders should be written even if signed by only one.)

ASSET VALUE RECOMMENDS A VOTE AGAINST PROPOSAL 1 AND FOR PROPOSAL 2.


PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.